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                                                                    EXHIBIT 77H
For Columbia Large Growth Quantitative Fund:

During the fiscal year ended July 31, 2012, the Fund served as an underlying investment of affiliated funds-of-funds. The Columbia LifeGoal portfolios, Columbia Portfolio Builder funds, Columbia Retirement Plus funds, Variable Portfolios and Columbia Management Investment Advisers, LLC through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.

For Columbia Large Value Quantitative Fund:

During the fiscal year ended July 31, 2012, the Fund served as an underlying investment of affiliated funds-of-funds. The Columbia LifeGoal portfolios, Columbia Income Builder Fund, Columbia Retirement Plus funds, Variable Portfolios and Columbia Management Investment Advisers, LLC through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.